

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Michael J. Loiacono
Chief Financial Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

Re: TAPIMMUNE INC.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 14, 2017
Form 10-Q for the Period Ended June 30, 2017
Filed August 7, 2017
File No. 001-37939

Dear Mr. Loiacono:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance